Exhibit 4.18

MANAGEMENT CONSULTING SERVICES AGREEMENT

MANAGEMENT CONSULTING SERVICES AGREEMENT (this “Agreement”) has been entered into in the City of Montreal, Province of Quebec, as of November 20, 2015

BY AND BETWEEN:	Birks Group Inc., a company incorporated under the laws of Canada and having its head office at 1240 Phillips Square, Montreal, Quebec, Canada (hereinafter referred to as “BGI”)

AND:	Gestofi S.A., a company incorporated under the laws of Switzerland and having its head office at 50, Quai Gustave Ador, 1208 Genève, Switzerland (hereinafter referred to as “Gestofi”)

WHEREAS BGI (formerly Birks & Mayors Inc.) and Montrovest (formerly Iniziativa S.A.) entered into a Management Consulting Services Agreement as of April 1, 2006 (as amended, extended, supplemented and otherwise modified from time to time, the “Montrovest Management Consulting Services Agreement”), pursuant to which Montrovest provided advisory, management and corporate services to BGI in accordance with the terms and conditions contained therein;

WHEREAS the Montrovest Management Consulting Services Agreement will be terminated on December 31, 2015;

WHEREAS BGI seeks assistance with projects related to, among others, financing, mergers and acquisitions and international expansion projects;

WHEREAS Gestofi wishes to assist BGI with such aforementioned projects;

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE ONE

INTERPRETATION

1.1.	Definitions. For the purposes hereof, the following words and phrases shall have the following meanings, respectively, unless otherwise specified by the context:

(a)	“ Services” shall have the meaning ascribed thereto at Section 2.1;

(b)	“Agreement” shall mean this Management Consulting Services Agreement and all instruments supplemental hereto or any amendment or confirmation hereof; “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, Subsection or other subdivision;

(c)	“Event of Default” shall have the meaning ascribed thereto at Section 4.2;

(d)	“Parties” shall mean BGI and Gestofi and “Party” shall mean any one of them;

(e)	“Revolving Credit Agreement” means the Second Amended and Restated Revolving Credit and Security Agreement dated as of June 8, 2011 (as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time), with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, with the “Lenders” identified therein, the “Agents” identified therein and Bank of America, N.A. and Wells Fargo Bank, National Association, as “Co-Collateral Agents” with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as “Co-Lead Arrangers and Co-Book Managers”; and

(f)	“Term Loan Agreement” means the Third Amended and Restated Term Loan and Security Agreement dated as of November 21, 2014 (as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time), with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, the “Lenders” identified therein, Crystal Financial LLC, as “Administrative Agent and Collateral Agent”.

1.2	Gender. Any reference in this Agreement to any gender shall include all genders and words used herein importing the singular number only shall include the plural and vice versa.

1.3	Headings. The division of this Agreement into Articles, Sections, Subsections and other subdivisions and the insertion of headings are for convenience or reference only and shall not affect or be utilized in the construction or interpretation hereof.

1.4	Severability. Any Article, Section, Subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from any illegal, invalid or unenforceable Article, Section, Subsection or other subdivision of this Agreement or any other provisions of this Agreement.

1.5	Entire Agreement. This Agreement, together with any documents to be delivered pursuant hereto or thereto, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

1.6	Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether similar or not) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing and duly executed by the Party to be bound thereby.

1.7	Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

1.8	Language. The parties have required that this Agreement and all documents or notices relating thereto be in the English language. Les parties aux présentes ont demandé que la présente convention soit rédigée en anglais.

1.9	Accounting Principles. Accounting terms not otherwise defined have the meanings ascribed thereto under the U.S. Generally Accepted Accounting Principles (GAAP).

1.10	Currency. Unless otherwise indicated, all dollar amounts in this Agreement are expressed in U.S. Dollars.

1.11	Independent Contractor. Nothing contained in this Agreement shall be construed as creating any relationship between the Parties other than that of independent contractors. Gestofi shall not represent to third parties being authorized or entitled to execute or agree on behalf of BGI or bind BGI to any agreement or document of any kind whatsoever.

ARTICLE TWO

SERVICES

2.1	Services. Gestofi agrees to provide to BGI the services related to:

(a)	obtaining financing, including without limitation, raising of capital or obtaining of other financial instruments in favour of BGI and its affiliates;

(b)	mergers and acquisitions;

(c)	international expansion projects that BGI and its affiliates may pursue;

(d)	the merchandising and/or marketing of BGI’s products;

(e)	definition of BGI’s goals and objectives;

(f)	the monitoring of the achievement of BGI’s goals and objectives; and

(g)	such other services as may be reasonably requested by BGI.

(collectively, the “Services”). The Services will be reviewed between the parties at least sixty (60) days prior to any renewal term. The renewal is subject to the review and approval of BGI’s Corporate Governance and Nominating Committee and Board of Directors.

Gestofi will provide quarterly updates on its Services to BGI’s Corporate Governance and Nominating Committee.

2.2	Representations and Warranties. Gestofi hereby represents and warrants to BGI as follows and acknowledges that BGI is relying upon such representations and warranties in connection with this Agreement:

(a)	the personnel of Gestofi will have the required skills and capacity to provide the Services in accordance with this Agreement;

(b)	Gestofi knows of no facts or circumstances, which would prevent it from providing personnel to BGI hereunder; and

(c)	Gestofi represents that the amounts to be invoiced to BGI shall be reasonable in all circumstances, having regard to the nature of the services to be rendered, the qualifications of the person providing such services and generally prevailing market conditions.

2.3	Standard of Performance. The personnel of Gestofi will perform the Services in accordance with this Agreement in a professional and prudent manner, using sound and proven principles and procedures.

2.4	Notification. Each Party shall forthwith notify the other Party of any circumstances or facts that materially and adversely affect or could reasonably be expected to materially and adversely affect such Party’s performance of its obligations hereunder.

ARTICLE THREE

FEES

3.1	Retainer Fee. During the Term of this Agreement, BGI shall, in consideration of Gestofi agreeing to provide the Services to BGI and for any out-of-pocket disbursements related to providing the Services, pay to Gestofi a total annual retainer fee of €140,000 (EUROS) (the “Retainer Fee”). Payments to Gestofi will be pro-rated monthly and an amount of €11,666.67 (EUROS) will be paid by BGI on the 10th day of the following calendar month.

For purposes of clarity, no other fee will be due to Gestofi hereunder by BGI or any of its subsidiaries.

In the event that the Retainer Fee becomes subject to a value-added tax, BGI agrees to consider such issue upon request by Gestofi.

In the event that BGI retains the services of third parties to provide certain services, BGI agrees to pay the fees and expenses of such party directly.

In the event that Gestofi requests an adjustment to the Retainer Fee in light of the Services provided hereunder, such request will be reviewed and considered by BGI on an annual basis and BGI will submit such request to its Corporate Governance and Nominating Committee for consideration.

3.2	Invoices. Gestofi will provide to BGI an invoice satisfactory to support the amounts payable pursuant to Sections 3.1.

3.3	Credit Agreements. If a default or an event of default exists under the Revolving Credit Agreement and/or Term Loan Agreement, the fees set forth in Section 3.1 will accrue and BGI shall not be obligated to pay such fees until such default has been cured.

ARTICLE FOUR

TERM; REMEDIES

4.1	Term. The term of this Agreement shall commence on January 1, 2016 and will remain in effect until December 31, 2016 (the “Term”). Thereafter, this Agreement will be extended automatically for additional successive terms of 1 year, unless either party gives notice to the other party of its intent not to renew 60 days prior to the end of the term. The Term together with any renewals thereof shall be referred to collectively as the “Term”).

The parties understand that the Services hereunder are intended to be provided over a period of multiple years. However, Gestofi understands and acknowledges that the renewal of this Agreement on a yearly basis is subject to the review and approval of the Corporate Governance and Nominating Committee and Board of Directors of BGI.

4.2	Event of Default. An “Event of Default” will mean any of the following:

(a)	The failure by any Party to perform or fulfill any obligation pursuant to the Agreement; and

(b)	The bankruptcy of any Party or the making by such Party of an assignment for the benefit of creditors, or the appointment of a trustee or receiver and manager or liquidator to such Party for all or a substantial part of its property, or the commencement of bankruptcy, reorganization, arrangement, insolvency or similar proceedings by or against such Party under the laws of any jurisdiction, except where such proceedings are defended in good faith by such Party.

4.3	Remedies. If any Event of Default shall have occurred to any Party, then the other Party may immediately terminate this Agreement and exercise the remedies permitted by the law.

4.4	Default Interest. If any Party fails to pay as and when due and payable any amount hereunder which is not in dispute, then such Party shall pay interest on such amount from the due date up to and including the date when such amount and all interest thereon is paid in full at the rate per annum equal to (i) the rate of interest commonly known and referred to as the 3 month Euribor rate as available at www.euribor-rates.eu plus (ii) one percent (1%). Such interest shall he payable on demand.

ARTICLE FIVE

INDEPENDENT CONTRACTOR

5.1	The relationship of the Gestofi and any of its employees to BGI in connection with the furnishing of the Services under this Agreement shall be that of an independent contractor. Gestofi and its employees shall in no way be considered employees, agents or legal representatives of BGI for any purpose whatsoever. Gestofi shall have sole responsibility for the payment of all applicable governmental taxes including federal, state, and local income taxes for fees it receives under this Agreement and for all applicable employment and disability insurance, social security and other similar taxes for Gestofi’s employees. Gestofi does not have, and does not have the right to exercise, any authority to enter into any agreements for or on behalf of BGI.

ARTICLE SIX

CONFIDENTIALITY

6.1

In the course of performing Services, Gestofi acknowledges that it will have access to and/or become familiar with confidential information. Confidential information means all information and know-how, whether or not in writing of a private, secret or confidential nature concerning the business or financial affairs of BGI and its affiliates, including, but not limited to, inventions, products, processes, methods, techniques, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs and customer and supplier lists. It also refers to and includes all files, letters, reports, analyses, compilations, studies or other documents prepared by BGI, or by its agents, representatives or employees. Gestofi undertakes, during the term of this Agreement and after termination thereof, not to divulge to anyone and not to use, directly or indirectly, for its own purposes or for any purpose that is not in the best interest of BGI, any and all such confidential information. Gestofi hereby acknowledges expressly the confidentiality nature of that information.

Gestofi shall ensure that its employees and representatives will abide by the terms of this confidentiality provision and shall be responsible for any breach of this confidentiality undertaking by its employees and representatives.

ARTICLE 7

NON-COMPETITION AND NON-SOLICITATION

7.1	Gestofi undertakes and agrees that during the term of this Agreement and for a six-month period thereafter, Gestofi and its representatives will not:

(a)	directly or indirectly, either alone or with any other person(s), in the capacity of principal, agent, partner, officer, employee, director, Gestofi (except as passive shareholder holding no more than 5% of the shares of a publicly listed corporation) or in any other manner whatsoever, engage or be involved in any business which is in competition with the business carried on by BGI at the date hereof or at any time during the term of this Agreement within Canada, Florida and Georgia and in any other location that BGI carries on business;

(b)	solicit, do or endeavour to do business with or hire, directly or indirectly, in any manner whatsoever, in the capacity of employee, consultant or in any other capacity whatsoever, one or more employees, directors, officers or other persons (hereinafter collectively referred to as the “Employees”) working for BGI at the time of termination of this Agreement, nor endeavour, directly or indirectly, in any manner whatsoever, to encourage any of said Employees to leave his/her post with BGI;

(c)	endeavour, directly or indirectly and in any manner whatsoever, to solicit, accept orders or negotiate agreements for services or products competitive with those of BGI from or with any prior or existing clients of BGI at the time of termination of this Agreement, or incite or induce any clients or suppliers to terminate, in whole or in part, its business relations with BGI at the time of the termination of this Agreement.

7.2	Gestofi hereby acknowledges and agrees that all restrictions contained in this section 7 are necessary, valid and reasonable with regard to time, scope of activity and geographical area and are necessary to protect BGI’s legitimate interests. Gestofi hereby expressly agrees that damages may not be an adequate remedy to compensate BGI for any breach of its obligations contained in this section 7, and accordingly agrees that in addition to any and all other remedies available, BGI shall be entitled to obtain relief by way of injunction to enforce the obligations in this section 7.

7.3	In the event that any part of the foregoing covenants in this section 7 should be held to be invalid, the remainder thereof shall continue in full force and effect so as to protect the legitimate interests of BGI in its respective business. In addition, should any provision of this section 7 be declared or be determined by any court of competent jurisdiction to be unreasonable or excessively broad as to time, scope of activity or geographical area, it is agreed that BGI shall be entitled to enforce said provision for such period of time, for such activity and/or within such area as may be determined to be reasonable and appropriate in said court.

ARTICLE 8

GENERAL

8.1	Notices. Any notice, consent, approval, direction or other instrument required or permitted to be given hereunder shall be in writing and given by delivery or sent by telex, telecopier or similar telecommunication device and addressed:

(a)	in the case of BGI to:

Birks Group Inc.

1240 Phillips Square

Montreal, Quebec, Canada H3B 3H4

Fax: (514) 397-2537

Attention: Vice President, Legal Affairs and Corporate Secretary

(b)	in the case of Gestofi to:

Gestofi S.A.

50, Quai Gustave Ador

1207 Genève

SWITZERLAND

Fax: 041 22 810 41 40

Attention: Managing Director

Any notice, consent, approval, direction or other instrument given as aforesaid shall be deemed to have been effectively given and received, if sent by telex, telecopier or similar telecommunications device on the next business day following such transmission or, if delivered, to have been given and received on the date of such delivery. Any Party may change its address for service by written notice given as aforesaid.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

GESTOFI S.A.

By:	/s/ Paul Bagnara
Name: Paul Bagnara
Title: Managing Director

BIRKS GROUP INC.

By:	/s/ Jean-Christophe Bédos
Name: Jean-Christophe Bédos
Title: President and Chief Executive Officer